Exhibit 99.1

Golden Star Announces Amendment of Agreement for the Sale of Bogoso-Prestea

TORONTO, June 1, 2021 /CNW/ - Golden Star Resources Ltd. (NYSE American: GSS) (TSX: GSC) (GSE: GSR) ("Golden Star" or the "Company") announces that, on May 31, 2021, the Company and its wholly owned subsidiary, Caystar Holdings ("Caystar"), entered into an agreement (the "Amending Agreement") with Future Global Resources Limited ("FGR") and its major shareholder, Blue International Holdings Limited ("BIH"), to further amend the share purchase agreement dated July 26, 2020 relating to the sale of Golden Star's 90% interest in the Bogoso-Prestea Gold Mine ("Bogoso-Prestea") in Ghana to FGR, as supplemented by a letter agreement dated September 30, 2020, and amended by a first amending agreement dated March 28, 2021 (the "Share Purchase Agreement"). All references herein to "$" are to United States dollars.

The staged payments that form the deferred consideration, as outlined in the Share Purchase Agreement, have been reprofiled to allow time for FGR to complete ongoing financing transactions and the environmental bonding process for Bogoso-Prestea. The deferred consideration payments will now fall due as follows:

  $15 million payment that was due on May 31, 2021 will now be payable by no later than July 16, 2021;
  Should FGR complete a financing transaction prior to July 16, 2021, $5 million will be immediately payable to Golden Star with the remaining $10 million continuing to fall due on July 16, 2021; and
  An amount of approximately $4.6m (comprised of the working capital balancing payment of approximately $4.3 million and fees of approximately $0.3 million for services provided by Caystar to FGR pursuant to a transition agreement dated September 30, 2020) will continue to fall due by no later than July 31, 2021.

Company Profile:

Golden Star is an established gold mining company that owns and operates the Wassa underground mine in the Western Region of Ghana, West Africa.  Listed on the NYSE American, the Toronto Stock Exchange and the Ghanaian Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow from the Wassa mine.  As the winner of the Prospectors & Developers Association of Canada 2018 Environmental and Social Responsibility Award, Golden Star remains committed to leaving a positive and sustainable legacy in its areas of operation.

Statements Regarding Forward-Looking Information

Some statements contained in this news release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward looking information" within the meaning of Canadian securities laws and include but are not limited to, statements and information regarding: the date at which FGR puts in place a new reclamation bond with the EPA; and the receipt by Golden Star of the deferred consideration and/or contingent payment, and the potential amount and timing thereof.  Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Investors are cautioned that forward-looking statements and information are inherently uncertain and involve risks, assumptions and uncertainties that could cause facts to differ materially. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: gold price volatility; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical recoveries; mining operational and development risks; liquidity risks; suppliers suspending or denying delivery of products or services; regulatory restrictions (including environmental regulatory restrictions and liability); actions by governmental authorities; the speculative nature of gold exploration; ore type; the global economic climate; share price volatility; foreign exchange rate fluctuations; risks related to streaming agreements and joint venture operations; the availability of capital on reasonable terms or at all; risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions including financial and other risks resulting from the impact of the COVID-19 global pandemic; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in mineral reserves and mineral resources, grade or recovery rates; mine development and operating risks; an inability to obtain power for operations on favorable terms or at all; mining plant or equipment breakdowns or failures; an inability to obtain products or services for operations or mine development from vendors and suppliers on reasonable terms, including pricing, or at all; public health pandemics such as COVID-19, including risks associated with reliance on suppliers, the cost, scheduling and timing of gold shipments, uncertainties relating to its ultimate spread, severity and duration, and related adverse effects on the global economy and financial markets; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; litigation risks; the quantum and timing of receipt of the proceeds from the sale by the Company of its interest in Bogoso-Prestea; and risks related to indebtedness and the service of such indebtedness. Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that future developments affecting the Company will be those anticipated by management.  Please refer to the discussion of these and other factors in Management's Discussion and Analysis of financial conditions and results of operations for the year ended December 31, 2019 and in our annual information form for the year ended December 31, 2019 as filed on SEDAR at www.sedar.com.  The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby.  We expect that these estimates will change as new information is received.  While we may elect to update these estimates at any time, we do not undertake any estimate at any particular time or in response to any particular event.

View original content to download multimedia:http://www.prnewswire.com/news-releases/golden-star-announces-amendment-of-agreement-for-the-sale-of-bogoso-prestea-301302696.html

SOURCE Golden Star Resources Ltd.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/June2021/01/c5396.html

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Michael Stoner, Investor Relations and Business Development, +44 020 8167 7000, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 07:30e 01-JUN-21